United Bank & Rockville Bank Merger
Additional Questions from Customers (Round 2)

1.	If it’s a “strategic merger of equals”, why is the split 49% Rockville and 51% United? Shouldn’t it be 50-50?

This is a strategic merger of equals. It’s truly an equal partnership between Rockville and United: there is equal membership from each company on the Board of Directors; the senior leadership of each company will be similarly represented on the new management team; both banks will maintain their regional offices, with Glastonbury being the Executive Headquarters; the CEO of the combined bank will be Bill Crawford of Rockville and the President will be Jeff Sullivan of United; and many other reasons.

While Rockville and United shareholders will own 49% to 51% of the shares of the new company after the merger, this is a strategic merger of equals – two strong, independent-minded community banks with similar histories, cultures and reputations in community banking. The percentage is based on the ratio of the number of shares Rockville is issuing for each share of United currently owned by United shareholders.

2.	If Rockville and United are merging, does that mean one of them has financial problems?

No. In fact, both banks are doing very well. Rockville and United didn’t have to merge. But we saw the opportunity to come together to create an independent, premier community bank in New England that will have the scale and ability to deliver new and existing customers like you the best banking products and services, offer you advanced banking technology solutions and provide more branches for you to do your banking. The new United Bank will continue to be a community bank that delivers superior customer service and invests in the community – that’s why we did it. And it still makes us a far better community banking choice than the big banks.

3.	What if I have questions about my stock?

Now that the merger has been announced, we are busy completing an extensive document that needs to be filed with the Securities and Exchange Commission. This document, which we expect to be filed by the end of this year, will provide a lot of the information you are looking for as a shareholder. It will be available online through the SEC site and each company’s corporate site.  In the coming days, you will see a special folder on each company’s corporate website where shareholders can go to get merger information. (Rockville Financial, Inc. and United Financial Bancorp, Inc.)

You will also have ample notification when you should expect to see changes due to the merger, when special shareholder meetings are held and any other important information you should know when it comes to your shares.

Both United’s and Rockville’s Investor Relations teams can help shareholders with questions about your shares.

Cautionary Statements Regarding Forward-Looking Information

            This document contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Rockville’s or United’s expectations or predictions of future financial or business performance or conditions.  Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving United and Rockville, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and neither Rockville nor United assumes any duty to update forward-looking statements.  In addition to factors previously disclosed in Rockville’s and United’s  reports filed with the Securities and Exchange Commission, the following factors, among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Rockville and United shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Rockville and United businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; changes in Rockville’s stock price before closing, including as a result of the financial performance of United prior to closing; the reaction to the transaction of the companies’ customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information for Stockholders

In connection with the proposed merger, Rockville will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Rockville and United and a prospectus of Rockville, as well as other relevant documents concerning the proposed transaction.  Rockville and United will mail the joint proxy statement/prospectus to their stockholders.  SHAREHOLDERS OF ROCKVILLE AND UNITED ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other filings containing information about Rockville and United at the SEC’s website at www.sec.gov.  The joint proxy statement/prospectus (when available) and the other filings may also be obtained free of charge at Rockville’s website at www.rockvillefinancialinc.com under the section “SEC Filings” or at United’s website at www.bankatunited.com under the tab “About Us” and then “Investor Relations,” and then under the heading “SEC Filings.”

 Rockville, United and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Rockville’s and United’s  shareholders in connection with the proposed merger. Information about the directors and executive officers of Rockville and their ownership of Rockville common stock is set forth in the proxy statement for Rockville’s 2013 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 4, 2013. Information about the directors and executive officers of United and their ownership of United common stock is set forth in the proxy statement for United’s 2013 Annual Meeting of Shareholders, as filed with the SEC on a Schedule 14A on March 13, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.